Annual Shareholder Meeting Results:

Income Opportunity held their annual meeting of shareholders on April 23, 2012

                                                                  Withheld
Common shareholders voted as                  Affirmative         Authority
inidcated below:
Election of Deborah A. DeCotis                12,843,337          214,063
Class I to serve until 2015

Re-election of Hans W. Kertess                12,827,632          229,768
Class I to serve until 2015

Re-election of William B. Ogden, IV           12,847,884          209,516
Class I to serve until 2015

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Bradford K. Gallagher,James A. Jacobson, John C. Maney+ and Alan Rappaport, continued to serve as Trustees of the Fund.

+ Interested Trustee